CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 1 of 33

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Amended Management Discussion and Analysis

for the Fourth Quarter and Year Ended

April 30, 2010

Dated August 30, 2010

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2010.

Table of Contents:

1.	OVERVIEW OF THE COMPANY	2
2.	MILESTONES AND PROJECT UPDATES	3
3.	FINANCIAL POSITION	18
4.	EXPENDITURES REVIEW	21
5.	CASHFLOW REVIEW	22
6.	OUTLOOK	22
7.	OTHER MATTERS	23
8.	ANNUAL FINANCIAL INFORMATION	32

This MD&A contains forward-looking information. Refer to Section 7 “Forward-Looking Statements” and “Risks Factors” for a discussion of the risks, uncertainties and assumptions relating to such information.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 2 of 33

1.

OVERVIEW OF THE COMPANY

QUICK OVERVIEW

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Exploration expenditures of $9.2 million for 2010 in the Athabasca Basin

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Funding provided from Korean Partners for the Cree East project ($12.6 million funded of $19.0 million) (section 2.2.1)

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Mitsubishi completed $11.0 million of funding and entered into a 50/50 Joint Venture with CanAlaska. (section 2.2.2)

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Over 21 projects covering 1,095,000 hectares focused on Uranium (section 1.1)

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Cash resources of $8.7 million (as at April 30, 2010)

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MOU with East Resources Inc. on Poplar Project (section 2.1)

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Vancouver head office consolidation supported by Saskatoon Field Operations Office

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171,916,213 common shares issued and outstanding (August 17, 2010)

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Over 18,000 metres drilled in fiscal 2010

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Cree East (6,139 metres)

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West McArthur (6,071metres)

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Fond du Lac (2,814 metres)

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Black Lake (1,272 metres)

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Collins Bay (1,133 metres)

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Helmer (621 metres)

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties, principally in Canada. The Company aims to advance its projects to a stage where they can be exploited at a profit or it can arrange joint ventures, whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan. As of August 17, 2010, the Company had 171,916,213 shares outstanding with a total market capitalization of $17 million. The Company’s shares trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7”).

Table 1: Canadian Land Position Summary
Property / Project Name	2010 Notes	Hectares
Alberta		97,000
Arnold		14,000
Black Lake	Option with Black Lake Denesuline	36,000
Collins Bay Extension	Option with Bayswater Uranium	39,000
Carswell		29,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	13,000
Fond Du Lac	Option with Fond Du Lac Denesuline	36,000
Grease River		70,000
Helmer		57,000
Hodgson		4,000
Kasmere		267,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		41,000
McTavish	Ventured with Kodiak Exploration	16,000
Misty	Ventured with Great Western Minerals	53,000
Moon		4,000
NE Wollaston	MOU with East Resources Inc.	144,000
Poplar	MOU with East Resources Inc.	71,000
Waterbury		6,000
West McArthur	Ventured with Mitsubishi	36,000
TOTAL	21 Projects	1,095,000

In the Athabasca, the Company controls an exploration portfolio of 21 large projects totalling over 4,000 square miles (1.095 million hectares) and has a land position that rivals the combined holdings of established uranium producing giants Cameco Corporation and Areva. The Company has built a strong in-house exploration team and has established strategic exploration funding relationships with MC Resources Canada, a wholly owned subsidiary of Japan’s Mitsubishi Corporation Ltd. (“Mitsubishi”) (on the West McArthur property), with a Korean Consortium comprised of Hanwha Corp., Korea Resources Corp. (“KORES”), Korea Electric Power Corporation (“KEPCO”), and SK Energy Co. Ltd. (on the Cree East property), and entered into a memorandum of understanding with Chinese-based East Resource Inc. (“ERI”) (for its Poplar project). CanAlaska also has option arrangements with Westcan Uranium Corp. in respect of its Cree West and Key Lake properties and, Kodiak Exploration Limited is earning into the Company’s McTavish property.

In addition, CanAlaska has entered into option agreements on the Black Lake, Fond Du Lac, and Collins Bay Extension projects with other third-parties through which the Company has committed to undertake and fund the exploration work. CanAlaska plans to actively market other projects to potential partners.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 3 of 33

CanAlaska’s commitment to the Athabasca has also resulted in its building strong ties with the local First Nations communities. The Company obtained approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In achieving this, CanAlaska has the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years. CanAlaska’s record of operational safety and environmental compliance were recognized as key contributing factors during the lengthy review and approval process.

The Company’s exploration activities are managed through CanAlaska offices maintained in Vancouver, BC (Head Office), Saskatoon, SK (Field Support Office), and La Ronge, SK (Equipment Warehouse).

The Company believes that the increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels, will ensure the long-term future of global uranium markets and prices.  Since 2004, CanAlaska has expended over $64 million on exploration and research towards the advancement of uranium discovery on our twenty one project areas.

1.2

Cash and Financing

As of April 30, 2010 the Company had cash and cash equivalents of $8.7 million (April 30, 2009: $6.3 million). The Company’s working capital position as at April 30, 2010 was $8.5 million (April 30, 2009: $6.4 million).

The Company has entered into joint venture agreements with the Korean Consortium and Mitsubishi and they are currently fully or partially funding exploration on two of its properties located in Athabasca. As of April 30, 2010, the Korean Consortium has funded $12.6 million out of a total of $19 million and in February 2010, Mitsubishi completed $11.0 million of funding, and CanAlaska and Mitsubishi entered into a 50/50 joint venture. Subsequent to the formation of the joint venture, Mitsubishi has provided funding of $1.6 million for the West McArthur project.

With the impact of the global credit crisis still being felt in the junior mining sector, CanAlaska views itself as fortunate to have strong strategic relationships with its partners. The long-term and strategic support from Mitsubishi and our Korean Consortium partners allows the Company to continue to advance two significant projects forward in these challenging economic times. CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating all of its projects.

From August to December 2009, the Company closed four non-brokered flow-through private placements and one non-brokered private placement for gross proceeds of $6.2 million (section 3.3). The Company believes that with the completion of these private placements, its current treasury, and the support of its strategic partners that it can continue to maintain operations over the next twelve months and work towards its strategic goal of discovering one or more high grade uranium deposits.

The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or the formation of additional strategic partnerships.

2.

MILESTONES AND PROJECT UPDATES

2.1

Overview – fiscal year 2010

•

Closed private placements of $6.2 million (August, October, November and December 2009)

•

Executed option agreement and formed 50/50 Joint Venture with Mitsubishi. (February 2010)

•

West McArthur funding from MC Resources Canada of $1.6 million.

•

Funding from our Korean Consortium ($0.9 million – July 2009, $3.0 million -December 2009 and $1.1 million – January 2010) for the exploration program at Cree East.

In July 2010, the Company commenced a property wide deep penetrating airborne ZTEM survey on the West McArthur project.  The survey will cover the majority of the property, including current drill targets at Grid 1 and Grid 2, as well as the developing target at Grid 5.  The ZTEM survey will provide additional information on these areas as well as look for additional similar targets for future exploration planning.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 4 of 33

In June 2010, the Company commenced the summer operations for further intensive diamond drilling on the Cree East project.  The twenty drill hole campaign, comprising approximately 9,000 metres, will be split between the targets at Zone A and Zone G on the property.

In June 2010, the Company reported results from the winter drill program at the West McArthur project and the commencement of additional summer 2010 exploration.  Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

In May 2010, the Company reported on new gold mineralization of up to 24.36 grams per tonne (“g/t”) identified on the Poplar project.  Channel rock samples collected from mineralized zones during the summer of 2009 have provided new high gold values in addition to other mineralization previously found at Felix Bay of up to 47.94 g/t gold and 19.7 g/t platinum.

In April 2010, the Company reported preliminary drill results from its Collins Bay Extension project, a uranium property under option from Baywater Uranium.  The winter drill program tested uranium mineralized targets on Fife Island, and then advanced to a second, large, well-defined conductivity and gravity anomaly located due east of the Collins Bay and Eagle Point mine areas.  The Company intersected a new geological feature showing uranium mineralization and extensive breccia development.

In April 2010, the Company announced its preliminary drill results at the Cree East project, where drill data indicated four areas of basement faulting, hydrothermal alteration, and radioactivity, consistent with Athabasca uranium deposit models.  Based on the preliminary results, Zone A on the property warrants additional drilling in the summer to precisely test the east-west structural trends, and the associated large fault uplifts (over 50 metres vertical). In addition, drill hole CRE043 at Zone G exhibited several zones of strong fracturation and bleaching in the sandstone over 97.5 metres (from 231 metres to the unconformity at 328.5 metres).

In March 2010, the Company reported that drilling was underway on its Helmer project, situated along the northern rim of the Athabasca Basin.  Drilling will test a group of strong targets along the Grease River fault, which were modeled from airborne EM and gravity surveys.

In March 2010, the Company reported that after a 3 year hiatus, the Manitoba Government had completed consultation with local First Nations and has issued exploration permits for ground work and drilling on the NE Wollaston project.  The permit now allows the Company to explore the property and entertain new partnerships for ongoing intensive exploration in an environment where local communities are supportive of the Company’s efforts.

In March 2010, the Company reported that drilling was underway on the Fife Island target on the Collins Bay Extension project, and that additional drilling was planned for a second, large and well-defined conductivity/gravity anomaly target located due east of the Collins Bay and  Eagle Point mines.

In February 2010, the Company announced that Mitsubishi completed the $11 million investment specified under the project’s option agreement and formally earned a 50% ownership interest in the West McArthur uranium project.  An unincorporated 50:50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company and Mitsubishi have outlined a future multi-year $20 million exploration program for the West McArthur property that will progressively test the current target areas and reach across the remainder of the property to evaluate other target areas.

In January 2010, the Company received funding of $3.0 million for planned winter 2010 geophysics and drilling programs, and a further $1.12 million for planned summer 2010 work from its Korean Consortium partners for its Cree East Project. During the third quarter, in late January, mobilization of the camp equipment was completed. To April 30, 2010, the Company’s Korean partners had funded a total of $12.6 million of their $19.0 million commitment.

In January 2010, the Company commenced initial drilling in the McTavish property. Kodiak Exploration Limited was granted an option by the Company to acquire an initial 50% interest in the Project for $4.0 million in exploration, $600,000 of which is to be completed before June, 2010. Additional interests can be earned by Kodiak, with further work programs or the definition of uranium resources on the Project.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 5 of 33

In December 2009, the Company closed a non-brokered flow-through private placement of 3,876,300 units at $0.21 per unit for gross proceeds of $0.8 million and an ordinary unit private placement of 10,897,571 units at $0.175 per unit for gross proceeds of $1.9 million.

In November 2009, the Company announced its purchase of mineral claims in the Cluff Lake area from Hawk Uranium Ltd., which CanAlaska plans to incorporate into its existing Carswell project. Consideration paid by CanAlaska to Hawk Uranium included 1,250,000 CanAlaska shares and cash of $62,500. Under the terms of the agreement, Hawk Uranium also retains a 2.5% net smelter royalty, of which 2% is purchasable by CanAlaska.

In November 2009, the Company closed a tranche of a non-brokered flow-through private placement of 10,714,428 units at $0.21 per unit for gross proceeds of $2.25 million.

In October 2009, the Company closed a tranche of a non-brokered flow-through private placement of 1,190,000 units at $0.21 per unit for gross proceeds of $0.25 million.

In October 2009, the Company reported extensive zones of heavy and light rare earth mineralization in surface rocks and boulder trains on the North East Wollaston project. Reported total rare earth element (“REE”) mineralization ranged from 0.2% to 10% and, in many cases, was the most valuable mineralization component of the samples. In other samples, REE occurs as a significant potential by-product from uranium or base-metal mineralized zones. Because of the varying ratio of heavy to light REE, the in-situ value estimate is quite variable. REE minerals have been recently identified as important industrial mineral commodities.

In September 2009, the Company reported assay results from its August 2009 drill program at Fond Du Lac. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 and with individual values of half-metre samples grading up to 3.77% U3O8.

In August 2009, the Company closed two tranches of a non-brokered flow-through private placement of 5,826,764 units at $0.17 per unit for gross proceeds of $1.0 million.

In August 2009, the Company secured Kodiak Exploration as a funding exploration partner for its McTavish project. Kodiak has been granted an option to acquire up to a 70% interest. In order to earn an initial 50% interest, Kodiak must complete $4.0 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $ nil and the remaining balance of 700,000 shares.

In August 2009, the Company received $270,000 from East Resource Inc. for exploration work on the Poplar project. Accordingly, in Q210, six ERI geologists from China, along with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones in preparation for future drilling programs. The Company continues in discussions with ERI in respect of a definitive agreement.

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation ("Bayswater"). Under the agreement, the Company will undertake and fund an exploration program on the Collins Bay Extension project, which is directly adjacent to, and follows the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in the Province of Saskatchewan. The project hosts multiple zones of known uranium mineralization, and on Fife Island, at least one zone of ore-grade values. This project will investigate previous interesting drill intercepts.

In July 2009, the Company completed exploration work on its Fond Du Lac project which including 2,000 metres of drilling, and geophysics testing of multiple gravity and chargeability targets near the historic Fond Du Lac uranium deposit. In 2008, the Company conducted reconnaissance work and the first drill sampling of the deposit since the late 1970's. CanAlaska’s first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity. Below the unconformity, the drill holes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits. In August 2009, the Company announced that its exploration program at Fond Du Lac had been extended based on mineralization discovered in basement structures.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 6 of 33

2.2

Project Updates

Overview

The Company currently has over 21 projects and in fiscal 2010, the Company spent $9.3 million on exploration costs in the Athabasca Basin. Of these expenditures, over 38% ($3.5 million) was spent on the Cree East project that was funded through the Company’s strategic relationship with the Korean Consortium. A further 19% ($1.8 million) of the exploration dollars were spent by Mitsubishi on the West McArthur project. $0.5 million (or 5% of total expenditures) was spent on the Poplar project, of which $0.3 million was reimbursed by ERI. The Company has spent $0.9 million, $0.4 million and $0.9 million of its own funds in advancing the Fond Du Lac, Black Lake and Collins Bay Extension projects respectively.

The following table summarizes the Company’s expenditures in the Athabasca Basin over the last eight quarters.  The reimbursements figures in the table do not include the contributions from our Korean Partners on Cree East.

Table 2: ($000's) Total Deferred Exploration	Quarterly								Year Ended
	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10
Camp Cost & Operations	415	488	338	663	154	360	206	1,124	1,904	1,844
Drilling	157	1,239	58	1,759	418	52	94	1,983	3,213	2,547
General & Admin	185	745	113	442	117	89	126	135	1,485	467
Geochemistry	89	166	77	75	24	57	5	61	407	147
Geology	682	521	235	328	241	197	179	445	1,766	1,062
Geophysics	322	658	205	457	466	427	370	936	1,642	2,199
Other	145	146	568	342	317	226	743	(299)	1,201	987
Gross Expenditures	1,995	3,963	1,594	4,066	1,737	1,408	1,723	4,385	11,618	9,253
Reimbursement/Writeoffs	(1,474)	(1,233)	(468)	(710)	(91)	(328)	(398)	(1,353)	(3,885)	(2,170)
Net Expenditures	521	2,730	1,126	3,356	1,646	1,080	1,325	3,032	7,733	7,083

2.2.1

Cree East Project, Saskatchewan – Korean Consortium

Cree East is a high-priority project located in the south-eastern portion of the Athabasca Basin, 35 kilometres west of the formerly producing Key Lake mine and 5 to 22 kilometres north of the south rim of the Athabasca Basin. The project is comprised of 16 contiguous mineral claims totalling approximately 56,000 hectares. A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As of April 30, 2010, the Korean Consortium has contributed $12.6 million towards exploration of the project and holds a 40.6% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership. The following table summarizes the Korean Consortium expenditures and advances by quarter, fiscal year ended, and life to date (“LTD”) on the project. The table does not include a $0.6 million payment made directly to CanAlaska for intellectual property associated with the project.

Due to the nature of the partnership agreements, the Company accounts for the joint venture as a variable-interest entity (“VIE”), and fully consolidates the joint venture and shows the Korean Consortium’s contributions as a non-controlling interest on CanAlaska’s consolidated balance sheet.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 7 of 33

Table 3: ($000's)	Quarterly								Year Ended
Cree East Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	28	126	88	268	8	145	123	379	510	655	2,085
Drilling	9	983	20	908	-	-	58	842	1,920	900	3,563
General & Admin	5	13	33	69	37	39	33	14	120	123	311
Geochemistry	17	5	16	29	5	6	2	27	67	40	407
Geology	6	70	85	147	27	17	19	184	308	247	768
Geophysics	7	199	-	14	361	285	55	262	220	963	2,484
Management Fees	7	141	25	151	45	50	35	178	324	308	902
Other	1	17	97	122	40	30	88	99	237	257	909
Net Expenditures	80	1,554	364	1,708	523	572	413	1,985	3,706	3,493	11,429

In April 2010, the Company announced the preliminary results from the April 2010 (Q410) winter drilling program, where 14 holes were completed (6,139 metres). Initial information from the winter drill program indicates four areas of basement faulting, hydrothermal alteration, and radioactivity, consistent with Athabasca uranium deposit models. At the commencement of the program, ten separate target zones had been defined by airborne and ground geophysics, along a 5 kilometre trend. Locally, these features exhibited strong electromagnetic responses.

The Company is currently awaiting laboratory assay results from drill core zones with high radiometric counts, as well as the results of the trace element geochemistry for these and surrounding drill holes. Based on the preliminary Winter 2010 results, Zone A warrants additional drilling in the summer of 2010 to precisely test the East-West structural trends, and the associated large fault uplifts (over 50 metres vertical).

Drill hole CRE043 at Zone G exhibited several zones of strong fracturation and bleaching in the sandstone over 97.5 metres (from 231 metres to the unconformity at 328.5 metres). At this location, the basement rocks also gave indications of uranium mineralization at 402 metres (maximum of 2,224 counts per second on probe), this equates to a radiometric grade of 2.15 metres @ 0.024 eU1. CRE043 also exhibited hematite alteration to 431 metres depth. For a complete understanding of the drilling results reference should be made to the Company’s press release of April 13, 2010.

In July 2009, the Company embarked on a $0.9 million program of geophysics investigation, comprising hi-resolution airborne magnetic, close-spaced airborne VTEM (4,368 kilometres) and ground TDEM surveys. The targeting data received from these surveys will be used to guide future drilling efforts. In Q110 and Q210 respectively, the Company also conducted 40 and 85 kilometres of induced polarization (“IP”) resistivity surveys. In fiscal 2010, 28% and 26% of exploration expenditures were associated with geophysics and drilling respectively.  Under the Cree East agreement, CanAlaska is entitled to charge an operator fee of 10% to recoup its indirect costs associated with the project, which the Company recognizes as management fees.

2.2.2

West McArthur Project, Saskatchewan – Optioned to Mitsubishi Development Pty Ltd.

The West McArthur project in the Athabasca Basin, Saskatchewan, was optioned in April 2007 to Mitsubishi Development Pty Ltd., a subsidiary of Mitsubishi Corporation of Japan. Under the option agreement, Mitsubishi could exercise an option to earn a 50% interest in the property by investing $11 million. In February 2010, Mitsubishi exercised their option with a payment to the Company and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee between 5% and 10%, based on expenditures incurred. The West McArthur project is located immediately west of the McArthur River uranium mine operated by Cameco Corp.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 8 of 33

Table 4: ($000's)	Quarterly								Year Ended
West McArthur Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	2	1	113	217	4	3	51	432	333	490	2,594
Drilling	-	-	22	675	-	-	36	749	697	785	5,474
General & Admin	11	355	49	140	25	11	18	34	555	88	1,782
Geochemistry	3	1	-	23	2	5	-	26	27	33	263
Geology	17	39	18	101	31	17	55	136	175	239	550
Geophysics	14	10	10	175	4	7	281	406	209	698	3,093
Option Payments	-	-	-	-	-	-	-	(1,000)	-	(1,000)	(1,000)
Other	8	12	78	129	30	24	230	197	227	481	1,261
Gross Expenditures	55	418	290	1,460	96	67	671	980	2,223	1,814	14,017
Reimbursement	(62)	(310)	(244)	(1,399)	(91)	(57)	(398)	(1,005)	(2,015)	(1,551)	(11,294)
Net Expenditures	(7)	108	46	61	5	10	273	(25)	208	263	2,723

During Q410, the Company carried out a 6,071 metre drilling program combined with ground geophysics. The six-hole drill program was focused on a large conductive zone in the Grid 1 area on the western portion of the project. Previous drill holes, located over an area 2.0 kilometres by 2.5 kilometres, have intersected separate zones of anomalous uranium mineralization, silicification, and sandstone alteration. The 2010 winter drilling was successful in intersecting graphitic horizons which follow the conductive trend. Of particular note is uranium mineralization in two holes.  Drill hole WMA022: (0.5 metres @ 0.013% U3O8 in the basement (888.1-888.6 metres)) and drill hole WMA024: (0.5 metres @ 0.018% U3O8 in sandstone (729.4-729.9 metres)).

Where there was evidence of hydrothermal alteration, it extended well into the sandstone and matches the typical alteration model of Athabasca unconformity style uranium deposits. There is evidence of uranium mineralization in multiple areas, either as enrichment at the unconformity or in basement stringers. The most compelling features for further exploration are the uranium values in sandstone higher in the stratigraphy, the hematized and broken rock in the sandstone, and the pattern of basement offsets and geophysical conductivity.

Following discussion of the winter 2010 exploration results at a recent joint venture management meeting, the joint venture will now contract further geophysical surveys on a property-wide basis commencing this summer and extend the winter geophysical survey for Grid 5 (located 10 kilometres SSE of Grid 1), where a well-defined conductor and low resistivity geophysical zone has been identified. The plan for exploration is progressively to test the seven grids on the property with Phase 1 surveys to outline potential and to provide the basis for Phase 2 target definition. Drilling is planned on Grid 5 in Winter 2011 as part of the Phase 1 evaluation program. For a complete understanding of the drilling results reference should be made to the Company’s press release of June 21, 2010.

In fiscal 2010, drilling costs comprised 43% of the total exploration costs at West McArthur from the 6,071 metre drill program completed in the fourth quarter. Included within Other expenses are management fees charged to and reimbursed by Mitsubishi for CanAlaska acting as project operator.

2.2.3

Poplar Project, Saskatchewan –MOU with East Resources Inc.

The Poplar project, comprising approximately 71,000 hectares, was staked by the Company in 2006 and covers all of the northern edge of the Athabasca Basin located between CanAlaska’s Helmer and Lake Athabasca projects.

In June 2009, the Company announced that it had executed an MOU with East Resource Inc. (“ERI”) on the Poplar project. ERI had a prior, similar MOU with the Company to undertake uranium exploration at the Company's NE Wollaston project in the Province of Manitoba. However, due to prolonged delays in receiving exploration permits for NE Wollaston from the Province of Manitoba which required aboriginal consultations, East Resource Inc. and CanAlaska agreed to work together on the Poplar project under similar earn-in terms as the prior MOU for NE Wollaston.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 9 of 33

Table 5: ($000's)	Quarterly								Year Ended
Poplar Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	213	179	28	5	2	152	11	1	425	166	806
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	63	67	(12)	(3)	16	9	5	17	115	47	340
Geochemistry	31	80	15	1	-	12	-		127	12	139
Geology	63	145	41	29	25	45	12	9	278	91	384
Geophysics	304	280	61	25	12	1	5	-	670	18	1,678
Other	2	3	112	12	20	97	2	-	129	119	305
Gross Expenditures	676	754	245	69	75	316	35	27	1,744	453	3,652
Reimbursement	(623)	(719)	(95)	(60)	-	(270)	-	-	(1,497)	(270)	(3,210)
Net Expenditures	53	35	150	9	75	46	35	27	247	183	442

During fiscal 2009, the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres. This work program outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake. The airborne surveys and extensive geophysical seismic surveying in the lake-covered area also show a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events. Detailed analysis of the data continues.

Under the terms of the MOU, ERI may earn a 40% interest in the Poplar project by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.

In August 2009, ERI funded $270,000 under their MOU for exploration work on the project. Accordingly, in Q210, six ERI geologists from China, along with CanAlaska personnel, commenced geological mapping and prospecting of 5 target zones in preparation for future drilling programs.  In Q410, discussions on a definitive agreement between the Company and ERI in respect of the Poplar project continued.

2.2.4

 Fond Du Lac Project, Saskatchewan – Optioned from the Fond Du Lac Denesuline First Nation

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation. The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource. CanAlaska can earn a 49% interest in the project by funding $2 million in exploration over 5 years. In addition, the Company is committed to pay to the Fond Du Lac Denesuline First Nation a further $130,000 in cash consideration ($50,000 paid; June 2010: $40,000; June 2011:$40,000) and 300,000 shares (200,000 shares issued; June 2010: 50,000; June 2011: 50,000).

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 10 of 33

Table 6: ($000's)	Quarterly								Year Ended
Fond Du Lac Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	76	150	93	28	100	53	9	9	347	171	520
Drilling	122	242	16	5	224	52	-		385	276	661
General & Admin	6	18	7	6	6	23	39	2	37	70	173
Geochemistry	1	36	31	13	8	24	1	4	81	37	118
Geology	30	105	11	10	94	40	43	7	156	184	365
Geophysics	1	98	146	92	18	9	4	1	337	32	484
Option Payments	-	29	-	-	-	-	-	-	29	-	117
Other	18	46	99	18	47	65	23	11	181	146	335
Net Expenditures	254	724	403	172	497	266	119	34	1,553	916	2,773

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008. In July and August 2008, the Company carried out a 1,300 metre drill program in the vicinity of the zone of known uranium mineralization. In mid-September 2008, the Company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

In Q209 and Q309, the Company undertook over 2,500 kilometres of airborne geophysics and 63 line kilometres of prospecting. The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit. Additionally, the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.

During January, 2010, the Company completed 2,814 metres of drilling. In September 2009, CanAlaska reported assay results from its August 2009 drill program at Fond Du Lac which included the results from hole FDL017. Hole FDL017 returned 40.4 metres averaging 0.32% U3O8, including 6 metres averaging 1.13% U3O8 with individual values of half-metre samples grading up to 3.77% U3O8. For a complete understanding of the assays results from this drill program, reference should be made to the Company’s press release of September 22, 2009. It also undertook surface trench sampling and mapping on the western portion of the Fond Du Lac project where significant surface, and near surface uranium mineralization, was discovered. For a full understanding of the results, reference should be made to the Company’s press release of September 16, 2009.

In fiscal 2010, drilling comprised 30% and geology comprised 20% of the exploration expenditures at Fond Du Lac. The decrease in camp costs and operations for fiscal 2010 is consistent with the drill program that was being conducted at that time. The second half of the year was focused on interpretation of the drilling data.

2.2.5

Black Lake Project, Saskatchewan – Optioned from Black Lake Densuline First Nation

In December 2006, the Company acquired from the Black Lake Denesuline First Nation an option to earn a 49% interest in the project. To earn its interest the Company must make payments totalling $130,000 ($101,628 paid; July 2011: $28,372), issue 300,000 shares (200,000 issued; July 2010: 50,000 shares; July 2011: 50,000 shares), and incur exploration expenditures of $2 million ($1.0 million incurred; July 2010: $0.7 million; July 2011: $1.2 million; July 2012: $2.0 million).

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 11 of 33

Table 7: ($000's)	Quarterly								Year Ended
Black Lake Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	2	16	16	121	39	1	-	-	155	40	199
Drilling	-	-	-	172	194	-	-		172	194	366
General & Admin	1	4	3	19	6	3	1	-	27	10	99
Geochemistry	-	23	7	8	9	-	-		38	9	50
Geology	27	78	17	26	30	1	8	1	148	40	234
Geophysics	-	-	-	141	43	1	-	-	141	44	327
Option Payments	-	29	-	-	52	-	-	-	29	52	175
Other	3	-	64	56	32	2	8	11	123	53	184
Net Expenditures	33	150	107	543	405	8	17	12	833	442	1,634

In Q110, the Company completed its 1,923 metre drill program, which comprised 649 metres in Q409 and 1,272 metres in Q110.  In August 2009, the results of Q409 drill campaign at Black Lake were announced with elevated uranium values of 12 parts per million (“ppm”) being intersected in the north and the eastern-most drill hole in the south intersecting 140 ppm of uranium. For full results of the winter-spring drill program, reference should be made to the Company’s press release of August 5, 2009.

In Q110, the Company paid $51,628 to Indian and Northern Affairs Canada on behalf of the Black Lake Denesuline First Nations. These payments will be offset against future options payments. During the remainder of fiscal 2010, only limited activity was undertaken on the project as the Company was interpreting the drilling data.

In fiscal 2010, drilling costs comprised 44% of the total exploration costs at Black Lake from the 1,272 metre drill program completed in the first quarter.

2.2.6

Collins Bay Extension Project – Optioned from Bayswater Uranium

In July 2009, the Company executed an option agreement with Bayswater Uranium Corporation to commence exploration on the Collins Bay Extension uranium project (“CBX”), which is directly adjacent to, and following the North-East strike of the past-producing uranium mines at Rabbit Lake and Collins Bay, and the current producing uranium mine at Eagle Point in Saskatchewan. CBX contains a significant number of exploration targets within the Snowbird and Fife Island areas. Under the terms of the option agreement, CanAlaska shall act as the exploration operator and may earn a 51% participating interest in the project by undertaking a minimum of $4.0 million in exploration expenditures within 5 years, and issuing a total of 500,000 (100,000 issued) shares to Bayswater over the same period. The Company may increase its participating interest to a 70% level by successfully undertaking a further $2.0 million in exploration expenditures over a further period of 3 years.

Table 8: ($000’s)		Quarterly							Year Ended
Collins Bay Extension Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	1	5	9	180	-	195	195
Drilling	-	-	-	-	-	-	-	279	-	279	279
General & Admin	-	-	-	-	1	-	6	1	-	8	8
Geochemistry	-	-	-	-	-	-	-	2	-	2	2
Geology	-	-	-	-	6	13	6	51	-	76	76
Geophysics	-	-	-	-	1	-	2	139	-	142	142
Option Payments	-	-	-	-	8	-	-	-	-	8	8
Other	-	-	-	-	6	3	15	152	-	176	176
Net Expenditures	-	-	-	-	23	21	38	804	-	886	886

In Q110, the $8,000 option payment cost represents the fair value of the 50,000 CanAlaska shares issued to Bayswater.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 12 of 33

In September 2009, field crews mapped and sampled mineralization in the Fife Island area north of the Eagle Point mine, and along the same geological trend in preparation for the winter drill program.

In Q410, CanAlaska carried out a two drill program on the property. One program concentrated on the vein mineralization on the northern part of Fife Island. This drilling intersected uranium mineralization in four drill holes. The second program southwest of Blue Island was identified from the VTEM airborne geophysical survey completed in 2007.  In house inversion of the data defined two large zones (700 metres by 500 metres) of very high conductivity in basement rocks, located below conductive lake sediments, and straddling an east-west magnetic structural trend.  Detailed gravity surveys across the target in January 2010 have confirmed a large gravity low associated with each of the deeper conductive zones.  The drill program provided evidence of a large geological event with uranium, breccias and structured displacement.

In fiscal 2010, drilling costs comprised 31% of the total exploration costs at Collins Bay Extension from the 1,133 metre drill program completed in the fourth quarter.

2.2.7

Grease River Project, Saskatchewan - Optioned to Westcan Uranium

The Grease River project covers approximately 70,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

On April 10, 2007, the Company granted an option to Yellowcake plc, and subsequently consented to the introduction of Uranium Prospects plc to earn a 60% interest in the project. Uranium Prospects plc could have exercised its option to earn a 60% interest in the project by making payments, issuing shares, and making exploration expenditures of $5 million. This option was terminated in June 2009.

Table 9: ($000's)	Quarterly								Year Ended
Grease River Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	54	11	-	23	-	-	-	-	88	-	565
Drilling	33	13	-	-	-	-	-	-	46	-	46
General & Admin	88	17	9	11	8	-	2	9	125	19	358
Geochemistry	6	12	4	-	-	-	-	-	22	-	111
Geology	444	63	49	11	15	6	2	-	567	23	1,127
Geophysics	-	-	-	-	-	-	-	-	-	-	244
Other	60	1	67	2	5	2	-	-	130	7	310
Gross Expenditures	685	117	129	47	28	8	4	9	978	49	2,761
Reimbursement	(781)	(114)	(131)	755	-	-	-	-	(271)	-	(1,909)
Net Expenditures	(96)	3	(2)	802	28	8	4	9	707	49	852

In Q109, the Company undertook detailed prospecting and mapping on the Grease River property. The Company had recorded accruals for the reimbursement of costs from Uranium Prospects. This receivable was reversed and written-off in Q409, as no cash had been received. The option was subsequently terminated in June 2009. Only minimal activity occurred on the property during the fiscal year ended April 30, 2010.

In August 2010, the Company executed an option agreement with Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.

2.2.8

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 kilometres northwest of the Key Lake uranium mine and between 25 and 57 kilometres north of the south rim of the Athabasca Basin. On April 24, 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project. Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of vesting its 50% interest. Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 13 of 33

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2010, Westcan had contributed $0.8 million towards exploration expenditures. The Company has granted an extension to Westcan in respect of its exploration commitments under the agreement and expects Westcan to continue the exploration of the project in 2010.

Table 10: ($000's)	Quarterly								Year Ended
Cree West Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	158
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	50	(3)	-	-	-	-	39	47	39	326
Geochemistry	-	-	-	-	-	-	-	-	-	-	102
Geology	3	1	-	-	-	-	-	-	4	-	117
Geophysics	-	-	-	-	-	-	-	-	-	-	290
Other	-	-	1	-	-	-	-	-	1	-	156
Gross Expenditures	3	51	(2)	-	-	-	-	39	52	39	1,149
Reimbursement	(3)	(51)	4	(2)	-	-	-	-	(52)	-	(1,110)
Net Expenditures	-	-	2	(2)	-	-	-	39	-	39	39

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008. Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

2.2.9

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totalling approximately 6,000 hectares located within 15 kilometres of the formerly producing Key Lake uranium mine. On March 2, 2006, the Company optioned to Westcan up to a 75% interest in the Key Lake project. Westcan may, at its option, earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received), and making exploration expenditures of $2 million. Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty. As of April 30, 2010, Westcan had contributed $ 0.9 million towards exploration expenditures. The Company granted an extension to Westcan in respect of its exploration commitments under the agreement and expects Westcan to continue exploration of the project in 2010.

Table 11: ($000's)	Quarterly								Year Ended
Key Lake Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	1	-	-	-	-	-	-	-	1	-	252
Drilling	(8)	1	-	-	-	-	-	-	(7)	-	427
General & Admin	-	39	-	1	-	-	-	4	40	4	118
Geochemistry	3	-	-	-	-	-	-	-	3	-	8
Geology	9	-	2	-	-	-	4	3	11	7	54
Geophysics	-	-	-	-	-	-	1	-	-	1	140
Other	-	-	3	-	-	-	-	-	3	-	49
Gross Expenditures	5	40	5	1	-	-	5	7	51	12	1,048
Reimbursement	(5)	(40)	(2)	(3)	-	-	-	-	(50)	-	(1,035)
Net Expenditures	-	-	3	(2)	-	-	5	7	1	12	13

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 14 of 33

In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting. In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.

2.2.10

Helmer Project, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totalling approximately 57,000 hectares in the central part of the north rim of the Athabasca Basin west and south of Fond Du Lac, and 50 kilometres southeast of Uranium City.

In Q410, the Company drill tested a group of targets along the Grease River fault, which were modeled from airborne EM and gravity surveys. The target area is just south of CanAlaska’s Fond Du Lac project, and is located on the eastern part of the Helmer project.  Previous airborne surveys provided strong evidence of conductive targets in the lower levels of the Athabasca sandstone, immediately above a strong zone of dislocation in the Grease River fault system.  The drilling was completed in March 2010, and the Company is reviewing results and interpreting the drill data.

In fiscal 2010, drilling costs comprised 29% and camp cost & operations comprised 32% of the total exploration costs at Helmer.

Table 12: $000's	Quarterly								Year Ended
Helmer Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	8	2	-	-	-	-	-	122	10	122	1,102
Drilling	-	-	-	-	-	-	-	114	-	114	1,289
General & Admin	2	7	1	45	-	-	6	11	55	17	752
Geochemistry	1	-	-	-	-	-	-	1	1	1	102
Geology	23	(5)	7	-	-	-	3	27	25	30	363
Geophysics	4	24	6	-	1	2	7	14	34	24	902
Other	1	-	10	-	3	-	46	30	11	79	597
Net Expenditures	39	28	24	45	4	2	62	319	136	387	5,107

2.2.11

Lake Athabasca Project, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totalling approximately 41,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Uranium Mine. About 8% of the property area is comprised of islands located south of the Crackingstone Peninsula.

Table 13: ($000's)	Quarterly								Year Ended
Lake Athabasca Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	21	6	(9)	-	-	3	-	-	18	3	1,823
Drilling	1	-	-	-	-	-	-	-	1	-	1,056
General & Admin	1	17	-	-	5	2	3	1	18	11	645
Geochemistry	19	1	3	-	-	7	2	1	23	10	104
Geology	30	4	-	-	1	33	23	8	34	65	392
Geophysics	6	19	(18)	-	12	7	7	-	7	26	1,688
Other	1	8	10	-	-	8	4	2	19	14	305
Net Expenditures	79	55	(14)	-	18	60	39	12	120	129	6,013

Drilling began in winter 2007. These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 kilometres to the south-east. In early winter 2008, the Company completed five more drill holes at three new targets near Johnston Island. Two holes targeted uranium mineralization in basement intrusive rocks. Holes near Johnston Island focused on known mineralized zones. The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity. Additional drilling is currently being considered.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 15 of 33

2.2.12

NE Wollaston Project, Manitoba

NE Wollaston comprises mineral claims of approximately 144,000 hectares which straddle the Saskatchewan-Manitoba border and lie between 90 and 170 kilometres northeast along the Wollaston trend of basement formations hosting uranium deposits, which include Rabbit Lake, Collins Bay and Eagle Point Uranium Mines. The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin. There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks. There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys. The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties. However, further detailed work was carried out in the summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1.6 million. In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

Table 14: ($000's)	Quarterly								Year Ended
NE Wollaston Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	(6)	(4)	9	-	-	-	1	-	(1)	1	1,363
Drilling	-	-	-	-	-	-	-	-	-	-	373
General & Admin	1	9	-	1	8	-	2	1	11	11	707
Geochemistry	-	-	-	-	-	-	-	-	-	-	797
Geology	19	21	4	1	-	8	1	1	45	10	2,313
Geophysics	3	1	-	-	-	-	-	-	4	-	905
Other	2	1	13	-	2	7	5	4	16	18	169
Net Expenditures	19	28	26	2	10	15	9	6	75	40	6,627

Further exploration on the project awaited the conclusion of land use consultations between the Province of Manitoba and local First Nations communities and on March 13, 2010, the Manitoba Government issued exploration permits for ground work and drilling on the property. Community consultation is ongoing.

2.2.13

McTavish Project, Saskatchewan

The McTavish project covers 16,000 hectares. The claims are centered approximately 50 kilometres southeast of the McArthur River mine and 40 kilometres northwest of the Key Lake mine, with the southeastern claim located approximately 10 kilometres due west of Cameco Corp.’s Millennium uranium deposit. Work-to-date includes summer 2006 ground-based sampling/lake sediment analysis, and a Geotech VTEM airborne survey. The claims covering the main VTEM conductive targets were re-staked in 2007.

Table 15: ($000's)	Quarterly								Year Ended
McTavish Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	14
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	1	-	-	-	3	-	1	3	525
Geochemistry	-	-	-	-	-	-	-	-	-	-	12
Geology	-	-	-	-	-	-	-	-	-	-	1
Geophysics	-	-	-	-	1	-	1	-	-	2	186
Option Payment	-	-	-	-	-	(67)	-	-	-	(67)	(67)
Other	-	-	-	-	-	-	-	-	-	-	57
Net Expenditures	-	-	1	-	1	(67)	4	-	1	(62)	728

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 16 of 33

In August 2009, the Company announced that it had entered into an option agreement with Kodiak Exploration Limited ("Kodiak") on the McTavish project. Kodiak has been granted an option to acquire up to a 70% interest in the project. In order to earn an initial 50% interest, Kodiak must complete $4.0 million in exploration and issue 1,000,000 Kodiak shares to CanAlaska (100,000 issued) as follows: 100,000 on or before the date of acceptance of the transaction by the TSX Venture Exchange and then, on or before each anniversary date thereafter, make annual work expenditures and issue shares respectively of: first year – $0.6 million and 50,000 shares; second year – $0.8 million and 50,000 shares; third year – $1.2 million and 50,000 shares; fourth year – $1.4 million and 50,000 shares, and; fifth year – $nil and the remaining balance of 700,000 shares.

Kodiak may earn a further 10% interest in the project (60% total), by: (1) expending a further $3 million, over an additional three year period; (2) issuing an additional 550,000 Kodiak shares, and; (3) producing a 43-101 compliant resource estimate containing at least 35 million pounds of U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds or more of U3O8 during the same period, Kodiak's interest may increase to 70%.

Kodiak carried out ZTEM airborne geophysical surveys across the property in September 2009 and carried out a drill program consisting of two holes in March and April 2010.

The negative option payment amount of $67,000 in Q210 represents the fair value of the 100,000 Kodiak common shares received as part of our option agreement.

2.2.14

Carswell Project, Saskatchewan

Table 16: ($000's)	Quarterly								Year Ended
Carswell Project	Q109	Q209	Q309	Q409	Q110	Q210	Q310	Q410	Apr-09	Apr-10	LTD
Camp Cost & Operations	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-
General & Admin	-	-	-	-	-	-	2	2	-	4	5
Geochemistry	-	-	-	-	-	-	-	-	-	-	-
Geology	-	-	-	-	1	-	3	16	-	20	20
Geophysics	-	-	-	-	-	114	2	14	-	130	130
Option Payment	-	-	-	-	-	-	200	-	-	200	200
Other	25	-	7	2	-	1	82	15	34	98	234
Net Expenditures	25	-	7	2	1	115	289	47	34	452	589

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area adjacent to its Carswell property. Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million. The Company is currently completing a comprehensive project report.

The option payment amount of $200,000 in Q310 represents the fair value of the 1,250,000 CanAlaska common shares issued to Hawk Uranium Inc. as part of our option agreement.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 17 of 33

2.2.15

Other Projects

A full description of the Company’s other projects can be found  on the Company’s website at www.canalaska.com.

Table 17 Other projects update	Status	Recent work undertaken
Waterbury	High priority - Seeking Venture Partner	3 drill targets identified on these claims
Hodgson	High priority - Seeking Venture Partner	Further detailed work planned
Moon	Seeking Venture Partner	Follow-up ground geophysics planned
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group terminated June 2010	Land use consultations ongoing with local First Nations Communities
Rainbow Hill AK	Option to District Gold terminated in December 2009	No significant work undertaken
Voisey’s Bay East “VB2”	JV With Columbia Yukon
Voisey’s Bay South “VB1”	Disposed	Geophysics surveys undertaken
Zeballos	Ridgeback Global Resources Plc	43-101 report completed
Glitter Lake	Disposed, NSR retained	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Recent mapping and geophysics
Reefton Property, NZ	Seeking Venture Partner	Ground survey and mapping completed

On February 9, 2009, the Company announced that Kent Exploration Inc. entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project. The agreement was terminated by Kent in August 2009.

CanAlaska's New Zealand subsidiary, Golden Fern Resources Ltd., the pending holder under joint venture of the mineral license covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern. The funding for Golden Fern will allow detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets. Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Gold Ltd. to the Company over the course of the program. This agreement was terminated by Glass Earth in June 2010.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 18 of 33

3.

FINANCIAL POSITION

3.1

Cash and Working Capital

Table 18: ($000’s) Cash and Working Capital	Apr-09	Apr-10
Cash and cash equivalents	6,339	8,722
Accounts receivable and prepaids	996	1,148
Available-for-sale securities	276	261
Accounts payable and accruals	(1,194)	(1,626)
Working capital	6,417	8,505

For analysis and discussion of the movement in cash and cash equivalents reference should be made to Section 5 of this MD&A. Included within cash and cash equivalents are $2.0 million in funds from the CKU Partnership which are dedicated to the Cree East project. Reference should be made to note 5 of the consolidated financial statements for further details.

Included within accounts receivable and prepaids is approximately $1.0 million in GST refunds. The increase from April 30, 2009 is due primarily to an increase in the GST receivable account.

During the fourth quarter (April 2010), the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values due to the significant decline in market value that was viewed as other than a temporary impairment.

The increase in accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter that remained unpaid at April 30, 2010.

3.2

Other Assets and Liabilities

Table 19: ($000’s) Other Assets and Liabilities	Apr-09 (restated)	Apr-10
Property and equipment	827	743
Mineral property interests (section 2.2)	39,133	46,245
Reclamation bonds	317	391
Future income tax liability	(2,654)	(3,399)
Non-controlling interest	(7,600)	(12,600)

Reclamation bonds increased principally as a result of additional bonds being posted (Key Lake, Moon, Helmer, Arnold and Carswell claims) with the Saskatchewan Government.

Future income tax liability and future income recovery have been restated for the year ended April 30, 2009 and 2008 to reflect the income tax losses and other carry forward balances as reported by the Company on its formal Canadian income tax filings and as ultimately assessed by Canada Revenue Agency.  The differences between the previously reported amounts and the restated amounts are due to changes in taxation estimates, the expiration of Canadian non-capital loss balances in 2009 and 2008 and accounting for the income tax effect of flow-through shares issued in 2009.

The non-controlling interest represents the total funding from our Korean partners for their contributions towards the partnership. It also includes $0.6 million that was contributed for Intellectual Property during the formation of the Partnership that was purchased from CanAlaska. During the year, the Koreans have committed $5.0 million in funding for the Cree East project.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 19 of 33

3.3

Equity and Financings

Table 20: ($000’s) Shareholders’ Equity	Apr-09 (restated)	Apr-10
Common shares	56,183	60,878
Contributed surplus	7,940	9,665
Accumulated other comprehensive income	9	10
Deficit	(27,692)	(31,150)
Total shareholders equity	36,440	39,403

Table 21: (000’s) Equity Instruments	Apr-09	Apr-10
Common shares outstanding	137,784	171,866
Options outstanding
Number	21,372	20,943
Weighted average price	$0.36	$0.32
Warrants outstanding
Number	6,307	28,469
Weighted average price	$0.50	$0.32

Equity instruments

The Company has an unlimited amount of authorized common shares without par value. As of April 30, 2010 the Company had 171,866,213 common shares outstanding.

During the 2010 fiscal year, 227,500 options (2009: 300,000) were exercised for gross proceeds of $27,300. During fiscal 2010, the Company issued 100,000 common shares under the option agreement to Baywater Uranium for the Collins Bay Extension uranium project.

In December 2009, the Company issued 10,897,571 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $0.28 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model. A finder’s fee of $12,500 in cash and 71,429 warrants were issued in connection with the financing.

In December 2009, the Company issued 1,250,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan.

In December 2009, the Company issued 3,876,300 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model.  A finder’s fee of $31,185 in cash and 148,500 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model.  A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model.  A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 20 of 33

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model.  A finder’s fee of $49,528 in cash, 145,667 warrants and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

During the 2010 fiscal year, the Company renounced its expenditures in respect of the flow-through units and recognized the future income tax liability and decreased share capital by $1.2 million.

Table 22: Proceeds from Financings
Date	Type	Intended Use	Actual Use
December 2009	$1.90 million – 10,897,571 ordinary units	Uranium exploration in Saskatchewan	As Intended
December 2009	$0.81 million – 3,876,300 flow-through units	Uranium exploration in Saskatchewan	As Intended
November 2009	$2.25 million - 10,714,428 flow-through units	Uranium exploration in Saskatchewan	As Intended
October 2009	$0.25 million - 1,190,000 flow-through units	Uranium exploration in Saskatchewan	As Intended
August 2009	$1.0 million - 5,826,764 flow-through units	Uranium exploration in Saskatchewan	As Intended

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 21 of 33

4.

EXPENDITURES REVIEW

Certain comparative figures in this table have been reclassified to conform to current period’s presentation. As required under NI 51-102, CanAlaska as a venture issuer without significant revenue is required to provide a breakdown of its material components of capitalized or expensed exploration costs (refer to section 2 of this MD&A and note 10 of the audited consolidated financial statements) and a breakdown of the material components of general and administration expenses (refer below).

Table 23: ($000’s)	Quarterly								Year End
Quarterly Loss and Expense Summary	Q109	Q209	Q309	Q409 (restated)	Q110	Q210	Q310	Q410	2009 (restated)	2010
Revenue	-	-	-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration expenditures	28	14	21	954	126	69	201	(76)	1,017	320
Mineral property write-offs	-	-	10	484	-	-	-	349	494	349
Equipment rental income	-	-	-	(316)	(16)	(74)	(22)	(155)	(316)	(267)
Net option payments	(112)	(29)	(15)	(31)	75	-	-	-	(187)	75
	(84)	(15)	16	1,091	185	(5)	179	118	1,008	477
Other Expenses
Consulting, labour and professional fees	150	294	327	278	297	263	477	401	1,049	1,438
Depreciation and amortization	53	54	57	68	48	49	59	55	232	211
Foreign exchange loss (gain)	(27)	(120)	49	(95)	2	7	2	5	(193)	16
Insurance, licenses and filing fees	20	65	(45)	21	65	15	21	2	61	103
Interest income	(50)	(44)	(28)	(45)	(30)	(30)	(13)	(15)	(167)	(88)
Other corporate cost	39	40	23	116	33	87	44	72	218	236
Investor relations and presentations	16	17	21	6	10	35	28	17	60	90
Rent	22	39	92	47	50	47	34	36	200	167
Stock-based compensation	373	382	346	408	350	371	222	109	1,509	1,052
Travel and accommodation	9	41	19	11	6	24	33	22	80	85
Impairment and loss on disposal of available-for-sale securities	-	327	41	26	-	-	-	89	394	89
Management fee	(145)	(65)	210	(628)	(54)	(63)	(70)	(252)	(628)	(439)
	460	1,030	1,112	213	777	805	837	541	2,815	2,960
Net loss before taxes	(376)	(1,015)	(1,128)	(1,304)	(962)	(800)	(1,016)	(659)	(3,823)	(3,437)
Future income tax recovery	-	-	-	268	138	107	198	18	268	461
Net loss after tax	(376)	(1,015)	(1,128)	(1,036)	(824)	(693)	(818)	(641)	(3,555)	(2,976)
Unrealized (gain) loss on available- for-sale securities	147	125	(58)	(57)	48	6	(22)	(33)	157	(1)
Comprehensive loss	(523)	(1,140)	(1,070)	(979)	(872)	(699)	(796)	(608)	(3,712)	(2,975)
Loss per share	0.00	(0.01)	(0.01)	(0.01)	(0.01)	0.00	(0.01)	0.00	(0.03)	(0.02)

As the Company is in a loss position the basic loss per share and diluted loss per share are equivalent and therefore only loss per share is presented in the above table.

Net indirect exploration expenses are the costs associated with running CanAlaska’s field operation office in Saskatoon, SK and our warehouse in La Ronge, SK and payroll and related costs of our exploration teams where they are not directly chargeable to an exploration project. Prior to Q409, these costs had been deferred on the balance sheet, and management fees and rental income were applied against them, thus reducing these deferred costs. For better clarity on the Company’s actual expenditures and to reflect the indirect nature of these costs, the Company changed its accounting disclosure regarding these accounts in Q409. Therefore, the charges in the Q409 represent these expenses for the full fiscal year rather than simply for the quarter then ended. The negative net indirect exploration expense in Q410 is a result of a reallocation of exploration costs which were directly allocated to specific projects.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 22 of 33

In Q410, the Company recorded property write-downs on two of its projects (Ford Lake and Camsell) where it chose not to renew its permits. No mineral property write downs occurred in Q110, Q210, or Q310.

Camp and other miscellaneous exploration equipment owned by the Company is maintained at our La Ronge warehouse. Equipment rental income is comprised of income (cost recapture) from charging exploration projects for the rental of this equipment. The equipment rental income in Q410 is consistent with the winter drilling program.

Net option payments in Q110 is an expense as a result of the Company writing-off the option payments from District Gold on the Rainbow Hill property in Alaska, USA. The Company had previously accrued for these receivables.

Consulting, labour, and professional fees were higher in fiscal 2010 compared to fiscal 2009.  The increase was primarily attributed to increases in salaried expenses, consulting service and audit related fees.

Other corporate costs are up in Q210 primarily as a result of a $54,000 provision for doubtful accounts. The remaining difference is consistent with prior period results.

5.

CASHFLOW REVIEW

As of April 30, 2010, the Company had $8.7 million in cash and cash equivalents and working capital of $8.5 million and as of April 30, 2009, the Company had $6.3 million in cash and cash equivalents and working capital of $6.4 million.

5.1

Operating Activities

The Company’s operating activities resulted in net cash outflows of $1.5 million and $1.6 million for the fiscal years ended April 30, 2010 and 2009 respectively which is consistent with the net loss for the periods.

5.2

Financing Activities

Financing activities resulted in net cash inflows of $10.9 million for the fiscal year ended April 30, 2010. During the fiscal year ended 2010, the Company received net proceeds of $5.9 million from flow-through and ordinary unit financings completed between August and December 2009 and cash contributions of $5 million from our Korean joint venture partners.

5.3

Investing Activities

Investing activities resulted in net cash outflows of $7.1 million for the fiscal year ended April 30, 2010 as the Company continued to invest in the exploration of its Athabasca Basin properties.

6.

OUTLOOK

CanAlaska remains focused on its corporate mission of exploration for the discovery of one or more significant uranium deposits in the Athabasca region of Northern Saskatchewan, and believes that it has the projects, strategic partners, people & knowledge base, corporate treasury and fund raising ability to deliver on this mission.

Our winter drill programs at the Cree East and West McArthur projects have further defined our target zones and identified new targets for future drill programs. At Cree East, our Korean Partners have approved a $3.58 million summer drill program. The twenty drill holes program, comprising approximately 9,000 metres, will be split between two target zones on the property. As at April 30, 2010, our Korean partners have contributed $12.6 million of their 19.0 million funding commitment.

At the West McArthur project, exploration is being carried out under a 50/50 joint venture with MC Resources Canada, a wholly owned subsidiary of Mitsubishi Corporation, and CanAlaska. In February 2010, after the start of the winter season, MCRC earned a 50% interest in the Project by completing the Cdn$11 million investment specified under the Project's option agreement. Over the next five years, the joint venture is planning to expend between Cdn$3.5-$4.2 million annually to progressively test the 7 targets which exist on the property.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 23 of 33

At the Collins Bay Extension project, results from the Company’s winter drill program provided strong exploration targets for the 2011 winter season. The Company’s summer exploration program will consist of seismic profiling of the large breccia targets on the property.

At the Fond Du Lac project, the Company will be continuing to test for the extension of the higher grade uranium mineralization intersected in the August 2009 drill program (40.2 metres @0.32% U3O8).

CanAlaska is also actively marketing other projects to potential partners.

7.

OTHER MATTERS

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s audited consolidated financial statements for the year ended April 30, 2010, which are available on the Company’s website at www.canalaska.com.

7.1

Related Party Transactions

Table 24: Proceeds from Financing $000's	2010	2009	2008
Management fees to a company controlled by the former Chairman	-	-	171
Consulting fees to the Vice-President Corporate Development and director	-	-	115
Consulting fees to a company controlled by the former Corporate Secretary	-	-	16
Engineering and consulting fee to the Vice-President Exploration	237	185	194
Accounting fees to a company controlled by the former Chief Financial Officer	4	60	39
Accounting fees to a company controlled by the former Chief Financial Officer	135	-	-
Consulting fees to a company controlled by the Chief Financial Officer	7	-	-

The Company had an office lease agreement from the former Chairman of the Company, this lease agreement was terminated in March 2009.

The Company had previously paid consulting fees to the Vice-President Corporate Development and a former Corporate Secretary.  Consulting fees are no longer charged by the Vice-President Corporate Development as his is now a salaried employee.

The Vice-President Exploration currently provides his services through a consulting company.

Two former Chief Financial Officers had billed their time through consulting companies and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at the amounts agreed upon by the two parties.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $70,980 (2009: $71,572) has been paid/accrued to directors. At year end, $8,465 (2009: $10,326) is owing to directors.  This is due on demand and non-interest bearing.

7.2

Financing

Management believes that the funds on hand at April 30, 2010 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners. Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its projects.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 24 of 33

7.3

Critical Accounting Estimates

7.3.1

Mining Properties and Deferred Exploration Expenditures

Mining property acquisition costs and related direct exploration and development expenditures, net of recoveries, are deferred until the properties are placed into production. These net costs will be amortized against income using the unit-of-production method based on estimated recoverable reserves if the properties are brought into commercial production, or written off if the properties are abandoned, or sold, or the carrying value is determined to be in excess of possible recoverable amounts. The recoverability of amounts shown for mining properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying claims, the ability of the Company to obtain financing to complete development of the properties, and on profitability of future production or proceeds from the disposition of the properties.

Mineral properties are reviewed for possible impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When events or changes in circumstances suggest possible impairment, estimated future net cash flows for a mine or development project are calculated using estimated future prices, mineral resources and operating and capital costs on an undiscounted basis. When estimated future undiscounted cash flows are less than the carrying value, the asset is considered impaired. Reductions in carrying values are recorded to the extent the book values exceed the fair values of the mining properties. Recoverable value is estimated based upon current exploration results and upon management’s assessment of the future probability of positive cash flows from the property or from the sale of the property.

7.3.2

Stock-Based Compensation Plan

The Company has in effect a Stock Option Plan. Stock options awarded are accounted for using the fair value-based method. Fair value is calculated using the Black Scholes model with the assumptions described in the notes to the financial statements. These assumptions are estimated by management based on available information and may be subject to change.

7.4

Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures (“DCP”) are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to address all the requirements of internal controls over financial reporting. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s consolidated financial statements.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 25 of 33

7.5

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

7.6

Recently Adopted Standards and Future Accounting Changes

There were no changes in significant accounting policies of the Company for the fiscal year ended April 30, 2010, except as noted below and noted in the Company’s audited financial statements.

Section 3064 - Goodwill and Intangible Assets

Effective May 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new Handbook Section 3064 “Goodwill and Intangible Assets”. This Section replaced Section 3062 “Goodwill and Intangible Assets” and Section 3450 “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. On adoption of this new Standard, EIC 27 “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred. No material adjustments were required upon adoption of this new Standard.

EIC – 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending April 30, 2010, with retroactive application.  The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

EIC – 174 - Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued EIC-174 “Mining Exploration Costs”. The EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after the date of the date of the EIC. This EIC did not have a material impact on the Company's financial statements as it had previously recognized a significant impairment charge with respect to its exploration projects in the prior financial statements.

                           www.canalaska.com

CanAlaska Uranium Ltd. – MD&A April 30, 2010	Page 26 of 33

Section 3862, Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after September 30, 2009. The three levels of fair value hierarchy under Section 3862 are:

o

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

o

Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The effects of adopting the new section are presented in note 20 to the financial statements.

Future Accounting Changes

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments – Recognition and Measurement

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

IFRS Assessment and Conversion Plan

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2012 and apply them to its opening May 1, 2010 balance sheet.

The Company’s IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

•

Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•

Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•

Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to

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collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

Financial reporting expertise and communication to stakeholders

The Company’s senior finance staff has obtained sufficient knowledge of IFRS to implement conversion without any external assistance. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from management.

The Company has completed the preliminary diagnostic phase and will continue to update its disclosures throughout 2010 to reflect specific actions taken to facilitate adoption of IFRS effective May 1, 2011. The Company will also continue to review and update its preliminary conclusions from the diagnostic phase during 2010 and 2011 as new facts emerge. The differences that have been identified in the diagnostic phase are summarized below.

a)

Transitional Impact on Financial statement presentation and classification

The Company’s financial statements will have a different format upon transition to IFRS.

The components of a complete set of IFRS financial statements are: statement of financial position (balance sheet), statement of comprehensive income, statement of changes in equity, statement of cash flows, and notes including accounting policies. Income statement will be presented as a component of the statement of comprehensive income. Balance sheet may be presented in ascending or descending order of liquidity. Income statement is classified by each major functional area – marketing, distribution, etc.

The Company will reformat the financial statements in compliance with IAS 1.

b)

IFRS 1 Transitional policy choices and exceptions for retrospective application

IFRS 1 contains the following policy choices with respect to first-time adoption that are applicable to the Company.

Property, plant & equipment:

IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost basis under Canadian GAAP.

The Company will elect to use the historical cost carrying values as determined under Canadian GAAP as for transitional purposes.

c)

Mandatorily applicable standards with retrospective application (i.e., not specifically exempt under IFRS 1)

Mineral resource properties and deferred exploration costs

Upon adoption of IFRS the Company will have a choice between retaining its existing policy of capitalizing all pre feasibility evaluation and exploration (“E&E”) expenditures and electing to change its policy retrospectively to expense all pre feasibility E&E costs.

The Company will make a final determination of its policy in this area during Phase II.

Investment in Rise and Shine Joint Venture

The Company accounts for its interests in the joint venture using the proportionate consolidation method.

In terms of IFRS, IAS 31 requires either the equity method or the proportionate consolidation method to be applied to interests in jointly controlled entities.

In terms of Canadian GAAP, section 3055 of the CICA Handbook requires the proportionate consolidation method. It does not permit the equity method for interests in joint ventures.

The Company will make a final determination of its policy in this area during Phase II.

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Property, plant and equipment - cost

In terms of IFRS, IAS 16 contains more extensive guidance with respect to components within PP&E.  When an item of property, plant and equipment comprises individual components for which different depreciation methods or rates are appropriate, each component is accounted for separately (component accounting).

In terms of Canadian GAAP, section 3061 essentially contains similar guidance but is less extensive.

The Company does not expect any transitional impact.

Future income taxes recognized in connection with Flow-through shares

In terms of IFRS, there is no specific standard under IFRS that directly addresses flow-through shares.

In Terms of Canadian GAAP, The Company reduces the net proceeds of the flow through share issuance by the future tax liability of the Company resulting from the renunciation of the exploration and development expenditures in favour of the flow though share subscribers.

During Phase II the Company will review (i) the general principles in IAS 12, (ii) additional guidance from the CICA Accounting Standards Board and (iii) the FASB model that has been endorsed by the SEC through the SEC International Practices Task Force in determining the adjustments that might be required as at May 1, 2010 and for the annual and interim periods ended April 30, 2011.

Provision for environmental rehabilitation

In terms of IFRS, IFRS 37 applies to a constructive obligation, where the event creates valid expectations that the entity will discharge the obligation, as well as a legal obligation. The amount recognized should be the best estimate of the expenditure required to settle the obligation at the balance sheet date. Present value should be used where the effect of the time value of money is material. The discount rate (or rates) utilized should be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. Provisions should be reviewed at each balance sheet date and adjusted to reflect the current best estimate.

In terms of Canadian GAAP, CICA Section 3110 applies to legal obligations associated with the retirement of a tangible long-lived asset. Such an obligation is to be initially measured at fair value in the period in which the obligation is incurred, unless it cannot be reliably measured at that date.

During Phase II the Company will recalculate the ARO liability to determine whether there is a material impact upon transition. The Company does not expect a material transitional impact.

Functional currency

The Company uses the Canadian dollar as both its functional and reporting currency. IAS 21 contains a more comprehensive framework for the determination of functional currency.

During Phase II the Company will review the IAS 21 criteria to determine whether there is a material impact upon transition at May 1, 2010 or at April 30, 2011 and for the interim periods and the year then ended. At the present time the Company does expect a material impact.

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Share based compensation

The Company accounts for all stock-based payments granted to employees and non-employees using the fair value based method as per the amendment by the CICA Accounting Standards Boards to the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” which requires entities to account for employee stock options using the fair value based method.

In terms of IFRS, under IFRS 2, graded vesting awards must be accounted for as though each instalment is a separate award.  IFRS does not provide for an election to treat the instruments as a pool and recognize expense on a straight line basis.

In terms of Canadian GAAP, Straight line basis is permissible under Canadian GAAP.

The Company has recognized option expense on a straight line basis as permitted by Canadian GAAP. During Phase II the Company will review the IFRS 2 amortization methodology to determine transitional impact. For new graded vesting grants during 2010 the Company will calculate the aggregate fair value as though each instalment is a separate award and will amortize the value on a graded basis.

Investment in Canada-Korea Uranium Limited Partnership (CKULP)

Under GAAP, the Company accounted for its interest in CKULP as a variable interest entity with the Company as the primary beneficiary. Accordingly, the Company consolidated 100% of CKULP and previously reported a non-controlling interest. IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On application of IFRS, the Company has determined that it has joint control of CKULP and can elect to use either the equity method or proportionate consolidation method to account for its interest.

The Company will make a final determination during Phase II.

Impact on the Company’s systems and processes

Based on findings from the diagnostic phase of the project the Company does not expect that adoption of International Accounting Standards will have a pervasive impact on its present systems and processes. The Company expects to implement certain minor changes to the general ledger account descriptions as well as the calculation methodologies currently in use for certain specific financial statement areas such as asset impairment, share based compensation etc. As the accounting policies are selected, appropriate changes to ensure the integrity of disclosure controls and procedures will be made. For example, any changes in accounting policies could result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements. At this point, the Company has not determined its final accounting policy choices. The certifying officers plan to complete the design, and initially evaluate the effectiveness of, any significant changes to controls in the third quarter of 2010 to prepare for certification under IFRS in 2011.

7.7

Risk Factors

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

7.7.1

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

7.7.2

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

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7.7.3

Foreign Political Risk

The Company’s material property interests are currently located in Canada and New Zealand. An insignificant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

7.7.4

Government Laws, Regulation and Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. In Canada, the issuance of governmental licenses and permits are increasingly being influenced by land use consultations between the government and local First Nations communities. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

7.7.5

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased economic interest in certain of its properties. To earn this increased interest, the Company is required to make certain exploration expenditures and payments of cash and/or Company shares. If the Company fails to make these expenditures and payments, the Company may lose its right to such properties and forfeit any funds expended up to such time.

7.7.6

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

7.7.7

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available. If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its projects. The sources of funds currently available to the Company are the sale of marketable securities, raising of equity capital or the offering of an ownership interest in its projects to a third party. There is no assurance that the Company will be successful in raising sufficient funds to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements, in which case the Company may have to delay or indefinitely postpone further exploration and development, or forfeit its interest in its projects or prospects.

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7.7.8

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

7.7.9

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares and the amount of financing that can be raised by the Company.

7.7.10

Foreign Currency Exchange

A small portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

7.7.11

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

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8

QUARTERLY AND ANNUAL FINANCIAL INFORMATION

The following tables sets out a summary of the Company’s results:

Table 25: ($000’s)	Quarterly								Year End
Loss & Comprehensive Loss Summary	Q109	Q209	Q309	Q409 (restated)	Q110	Q210	Q310	Q410	2008 (restated)	2009 (restated)	2010
Revenue	-	-		-	-	-	-	-	-	-	-
Expensed Exploration Cost
Net indirect exploration expenditures	28	14	21	954	126	69	201	(76)	915	1,017	320
Mineral property write-offs	-	-	10	484	-	-	-	349	550	494	349
Equipment rental income	-	-	-	(316)	(16)	(74)	(22)	(155)	(429)	(316)	(267)
Net option payments	(112)	(29)	(15)	(31)	75	-	-	-	(137)	(187)	75
	(84)	(15)	16	1,091	185	(5)	179	118	899	1,008	477
Other Expenses
Consulting, labour and professional fees	150	294	327	278	297	263	477	401	1,474	1,049	1,438
Depreciation and amortization	53	54	57	68	48	49	59	55	188	232	211
Foreign exchange loss (gain)	(27)	(120)	49	(95)	2	7	2	5	(28)	(193)	16
Insurance, licenses and filing fees	20	65	(45)	21	65	15	21	2	212	61	103
Interest income	(50)	(44)	(28)	(45)	(30)	(30)	(13)	(15)	(280)	(167)	(88)
Other corporate cost	39	40	23	116	33	87	44	72	180	218	236
Investor relations and presentations	16	17	21	6	10	35	28	17	343	60	90
Rent	22	39	92	47	50	47	34	36	95	200	167
Stock-based compensation	373	382	346	408	350	371	222	109	1,095	1,509	1,052
Travel and accommodation	9	41	19	11	6	24	33	22	212	80	85
Impairment and loss on disposal of available-for-sale securities	-	327	41	26	-	-	-	89	(149)	394	89
Management fee	(145)	(65)	210	(628)	(54)	(63)	(70)	(252)	(895)	(628)	(439)
	460	1,030	1,112	213	777	805	837	541	2,447	2,815	2,960
Net loss before taxes	(376)	(1,015)	(1,128)	(1,304)	(962)	(800)	(1,016)	(659)	(3,346)	(3,823)	(3,437)
Future income tax recovery	-	-	-		198			18	298	268	461
Net loss after tax	(376)	(1,015)	(1,128)	(1,036)	(824)	(693)	(818)	(641)	(3,048)	(3,555)	(2,976)
Unrealized (gain) loss on available- for-sale securities	147	125	(58)	(57)	48	6	(22)	(33)	360	157	(1)
Comprehensive loss	(523)	(1,140)	(1,070)	(979)	(872)	(699)	(796)	(608)	(3,408)	(3,712)	(2,975)
Loss per share	0.00	(0.01)	(0.01)	(0.01)	(0.01)	0.00	(0.01)	0.00	(0.03)	(0.03)	(0.02)

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Table 26: ($000’s) Financial Position Summary	As at
	Apr 30, 2008 (restated)	Jul 31, 2008 (restated)	Oct 31, 2008 (restated)	Jan 31, 2009 (restated)	Apr 30, 2009 (restated)	Jul 31, 2009 (restated)	Oct 31, 2009 (restated)	Jan 31, 2010 (restated)	Apr 30, 2010
Financial Position
Assets
Cash and cash equivalents	7,376	10,546	7,702	7,990	6,339	5,061	4,119	11,326	8,722
Accounts receivable and prepaids	2,121	2,040	1,307	2,010	996	951	908	1,223	1,148
Available-for-sale securities	882	676	251	245	276	228	289	316	261
Total Current Assets	10,379	13,262	9,260	10,245	7,611	6,240	5,316	12,865	10,131
Reclamation bond	711	711	280	281	317	308	308	354	391
Property and equipment	887	860	837	823	827	792	755	774	743
Mineral property interests	31,661	32,822	35,854	36,590	39,133	40,780	41,874	43,198	46,245
Total Assets	43,638	47,655	46,231	47,939	47,888	48,120	48,253	57,191	57,510
Liabilities
Accounts payable and accrued liabilities	2,619	1,499	630	590	1,194	1,057	345	856	1,626
Future income tax liability	1,919	1,919	1,919	1,919	2,654	2,516	2,409	2,211	3,399
Total Liabilities	4,538	3,418	2,549	2,509	3,848	3,573	2,754	3,067	5,025
Non-Controlling Interest	3,600	5,280	5,280	7,600	7,600	8,480	8,480	12,600	12,600
Shareholders’ Equity
Common shares	54,079	57,000	57,114	57,114	56,183	56,190	57,327	62,070	60,878
Contributed surplus	5,392	6,451	6,922	7,420	7,940	8,432	8,946	9,504	9,665
Accumulated other comprehensive income	166	19	(106)	(48)	9	(39)	(45)	(23)	10
Deficit	(24,137)	(24,513)	(25,528)	(26,656)	(27,692)	(28,516)	(29,209)	(30,027)	(30,668)
Total Shareholders’ Equity	35,500	38,957	38,402	37,830	36,440	36,067	37,019	41,524	39,885
Total Liabilities and Equity	43,638	47,655	46,231	47,939	47,888	48,120	48,253	57,191	57,510
Weighted average common shares outstanding (000’s)	125,870	135,636	137,642	137,734	137,160	137,793	140,289	148,005	153,766
Working Capital	7,760	11,763	8,630	9,655	6,417	5,183	4,971	11,693	8,505
Cash flows from:
Operating activities	(1,981)	(903)	1,612	(1,658)	(673)	(507)	(559)	(537)	148
Financing activities	9,480	3,291	3,109	2,320	(5)	879	1,146	8,861	59
Investing activities	(10,199)	617	(7,400)	(374)	(973)	(1,650)	(1,529)	(1,116)	(2,812)
Net increase (decrease) in cash	(2,700)	3,005	(2,679)	288	(1,651)	(1,278)	(942)	7,208	(2,605)

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